SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Allarity Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

016744302

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016744302	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS 3i, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 653,377 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 653,377 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 653,377 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12.	TYPE OF REPORTING PERSON (see instructions) PN
(1)	As more fully described in Item 4 of this Statement on Schedule 13G (this “Statement”), such shares and percentage are based on 5,886,934 outstanding shares of the issuer’s common stock, par value $0.0001 per share (the “Common Stock”), as disclosed in the issuer’s preliminary proxy statement on Schedule 14A, filed by the issuer with the U.S. Securities and Exchange Commission on January 26, 2024 (the “Proxy Statement”), and does not give full effect to the shares of Common Stock issuable upon (i) full conversion of the shares of Series A convertible preferred stock, par value $0.0001 per share (the “Preferred Stock”), owned by the reporting person, which exercise is subject to a 9.99% beneficial ownership blocker, (ii) full exercise of common stock purchase warrants (the “Warrants”) owned by the reporting person, which exercise is subject to a 9.99% beneficial ownership blocker, and (iii) full conversion of a senior convertible note (the “Note”) owned by the reporting person, which conversion is subject to a 4.99% beneficial ownership blocker.

CUSIP No. 016744302	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS 3i Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 653,377 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 653,377 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 653,377 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12.	TYPE OF REPORTING PERSON (see instructions) OO
(1)	As more fully described in Item 4 of this Statement, such shares and percentage are based on 5,886,934 outstanding shares of Common Stock, as disclosed in the Proxy Statement, and does not give full effect to the shares of Common Stock issuable upon (i) full conversion of the Preferred Stock indirectly owned by the reporting person, which exercise is subject to a 9.99% beneficial ownership blocker, (ii) full exercise of the Warrants indirectly owned by the reporting person, which exercise is subject to a 9.99% beneficial ownership blocker, and (iii) full conversion of the Note indirectly owned by the reporting person, which conversion is subject to a 4.99% beneficial ownership blocker.

CUSIP No. 016744302	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Maier Joshua Tarlow
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 653,377 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 653,377 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 653,377 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12.	TYPE OF REPORTING PERSON (see instructions) IN
(1)	As more fully described in Item 4 of this Statement, such shares and percentage are based on 5,886,934 outstanding shares of Common Stock, as disclosed in the Proxy Statement, and does not give full effect to the shares of Common Stock issuable upon (i) full conversion of the Preferred Stock indirectly owned by the reporting person, which exercise is subject to a 9.99% beneficial ownership blocker, (ii) full exercise of the Warrants indirectly owned by the reporting person, which exercise is subject to a 9.99% beneficial ownership blocker, and (iii) full conversion of the Note indirectly owned by the reporting person, which conversion is subject to a 4.99% beneficial ownership blocker.

CUSIP No. 016744302	13G	Page 5 of 9 Pages

This Amendment No. 1 to Statement on Schedule 13G (this “Amendment”) amends and supplements the Statement on Schedule 13G filed by the reporting persons with the U.S. Securities and Exchange Commission (“SEC”) on March 2, 2023 (the “Statement”). The purpose of this Amendment is to update the beneficial ownership information on the cover pages and in Item 4 in the Statement, as well as to amend Item 2(b) of the Statement.

Item 1(a). Name of Issuer:

Allarity Therapeutics, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 24 School St., 2nd Floor, Boston, MA 02108.

Item 2(a). Names of Persons Filing:

This statement is filed by:

(i)	3i, LP, a Delaware limited partnership (“3i”);

(ii)	3i Management LLC, a Delaware limited liability company (“3i Management”); and

(iii)	Maier Joshua Tarlow (“Mr. Tarlow”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to the Statement, filed by the Reporting Persons with the SEC on March 2, 2023, pursuant to which they have agreed to file this Amendment and all subsequent amendments to the Statement jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 2 Wooster Street, 2nd Floor, New York, NY 10013.

Item 2(c). Citizenship:

3i is a Delaware limited partnership. 3i Management is a Delaware limited liability company. Mr. Tarlow is a citizen of the United States.

Item 2(d). Title of Class of Securities:

The title of the class of securities to which this Amendment and the Statement relates is the Issuer’s common stock, par value $0.0001 per share (the “Common Stock”).

Item 2(e). CUSIP Number: 016744302

CUSIP No. 016744302	13G	Page 6 of 9 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Amendment and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on (i) 5,886,934 shares of Common Stock outstanding, as reported in the Issuer’s preliminary proxy statement on Schedule 14A, filed by the Issuer with the SEC on January 26, 2024 (the “Proxy Statement”), and (ii) 653,377 shares of Common Stock that are issuable, in any combination, to 3i upon the full (x) conversion of 1,296 shares of Series A convertible preferred stock, par value $0.0001 per share (the “Preferred Stock”), subject to a 9.99% beneficial ownership blocker, (y) exercise of Common Stock purchase warrants for up to an aggregate of 9,846,339 shares of Common Stock (the “Warrants”), subject to a 9.99% beneficial ownership blocker, and (z) conversion of a senior convertible note (the “Note”), subject to a 4.99% beneficial ownership blocker.

3i holds the 653,377 shares of Common Stock issuable upon exercise or conversion, as applicable, of the Warrant, the 1,296 shares Preferred Stock and the Note, pursuant to, and in accordance with, the conversion and exercise price, respectively, of such Warrant and shares of Preferred Stock, as well as the terms of the (i) Warrant, and (ii) Issuer’s amended and restated certificate of designations, as amended, for the Preferred Stock (the “Certificate of Designations”), which are, in each case, subject to a 9.99% beneficial ownership limitation. Due to the interaction between the beneficial ownership limitation blockers in each of the Warrants, the Certificate of Designations and the Note, 3i is prohibited from exercising and/or converting, as applicable, the Warrants, the shares of Preferred Stock and the Note into shares of Common Stock if, as a result of such exercise or conversion, 3i, together with its affiliates and any persons acting as a group together with 3i or any of such affiliates, would beneficially own more than 4.99% or 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to such exercise or conversion, as applicable.

Consequently, 3i is the beneficial owner of 653,377 shares of Common Stock (the “Shares”). 3i has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by 3i Management, the manager and general partner of 3i. Mr. Tarlow, as the manager of 3i Management, has shared power to vote and/or dispose of the Shares beneficially owned by each of 3i and 3i Management. Mr. Tarlow does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Tarlow may be deemed to beneficially own the Shares beneficially owned by 3i and 3i Management, and 3i Management may be deemed to beneficially own the Shares beneficially owned by 3i.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 016744302	13G	Page 7 of 9 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below each of the Reporting Persons certify that, to the best of each of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 016744302	13G	Page 8 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024	3i, LP

	By:	3i Management LLC,
its General Partner

	By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

3i Management LLC

	By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

/s/ Maier J. Tarlow
Maier J. Tarlow

CUSIP No. 016744302	13G	Page 9 of 9 Pages

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement, dated March 2, 2023 (incorporated by reference to Exhibit 1 to the Statement on Schedule 13G filed by the Reporting Persons with the SEC on March 2, 2023).